May 21, 2007

VIA: EDGAR

Ms. Hanna Teshome
Special Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:      Host America Corporation
Form S-1
Filed May 7, 2007
SEC File No. 333-140788

Ms. Teshome:

Thank you for your letter dated May 17, 2007 regarding the review of Host America Corporation’s Amendment No. 1 to Form S-1. Filed electronically on behalf of Host America Corporation (the “Registrant” or “Company”) is Amendment No. 2 to Form S-1. This letter highlights where the changes requested by the Staff in its comment letter dated May 17, 2007 are included in our amended registration statement.

Comment No. 1 - Prospectus Summary, page 1:

Comment complied with at page 1 of the registration statement. Net proceeds from the loan after fees and commission payments and original issue discount will be $626,169.

Comment No. 2 - Risks Related to our Offering and Our Common Stock, page 12:

Comment complied with at page 12 of the registration statement. A new risk factor has been included to discuss the dilutive effects of the warrants issued in connection with the Shelter Island transaction. Please be advised that the Term Loan is not convertible and thus does not have any potential dilutive effect.

Comment No. 3 - Shelter Island Term Loan, page 36:

Comment complied with at pages 38 to 39 of the registration statement.

Thank you for your assistance. If we can be of any assistance in connection with the Staff's review of our responses, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Michael C. Malota
Michael C. Malota
Chief Financial Officer

1 of 1